Exhibit 99.1

Organigram Recruits for as Many as 75 Roles Based in Moncton, New Brunswick

  Company hiring for positions including product research and development, production, cultivation and other support roles
  Recently launched Organigram/BAT Centre of Excellence, formed to focus on developing the next generation of cannabis products, created a number of initial positions as it ramps up plans

MONCTON, New Brunswick--(BUSINESS WIRE)--June 3, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce that it is currently recruiting for as many as 75 positions, across most functional areas of the Company. Positions include those in Operations, Production, Sanitation, Cultivation, Sales, Marketing, Research, and Quality Assurance.

The Company is also pleased to announce the official launch of the Center of Excellence outlined in the Company’s Product Development Collaboration Agreement with BAT, a leading, multi-category consumer goods business with extensive plant-based expertise and development capabilities. As the companies ramp up plans for the Moncton-based Organigram/BAT Centre of Excellence (“CoE”), a number of initial positions have been created, including innovation-focused roles such as scientists and product developers. The CoE has been established to focus on the development of innovative and differentiated cannabis vapour and oral products as well as other IP and technologies, with an initial focus on CBD. Over time, the employee count for the Centre of Excellence is expected to increase.

“As we continue to monitor and respond to the impact of COVID-19 on our industry, as well as the evolving and dynamic nature of customer demand, we are pleased to expand our teams and draw on and contribute to the experience and expertise of the local community,” says Paolo De Luca, Chief Strategy Officer, Organigram. “At Organigram, our goal is to continue to build a world-class workforce, identifying roles that support the development of new, innovative and industry-leading products.”

In 2020, PricewaterhouseCoopers (PwC) assessed Organigram’s economic contribution to the New Brunswick and Canadian economies, as well as the range of wider socio-economic benefits associated with Organigram’s operations. Among other highlights, the report found that, since 2017, in New Brunswick alone, Organigram had contributed more than $284 million to the GDP.1

Organigram will also be hosting a career fair on June 5th, 2021 from 10am to 1pm AST at its Moncton facility, 320 Edinburgh Drive, Door 55. Please note the event is only open to potential job seekers.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another leased manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the outcome of recruitment efforts and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 PwC Organigram Holdings Inc. Socio-economic Impact Study June 2020

Contacts

For Career Fair information:
Tina Shannon
Vice President of Human Resources
tina.shannon@organigram.ca

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca